Exhibit 99.1

June 25, 2026

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the virtual 2026 Annual General Meeting of shareholders of International General Insurance Holdings Ltd. (“IGI,” “we” or the “Company”). The 2026 Annual General Meeting will be held virtually via live webcast on August 4, 2026, at 9:00 a.m. Eastern Daylight Time.

The Notice of Annual General Meeting and Information Circular describes the business to be transacted at the Annual General Meeting and provides other information concerning IGI. We are holding the Annual General Meeting for the following purposes, which are more fully described in the attached Information Circular:

1.	To elect one Class III director nominated by our Board of Directors to hold office until the 2029 Annual General Meeting or until his successor has been elected or appointed or his office is vacated in accordance with the Amended and Restated Bye-laws of the Company;

2.	To approve the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as our independent auditor for the fiscal year ending December 31, 2026 and the authorization for our Board of Directors, acting through our audit and risk committee, to fix the remuneration of our independent auditor for the fiscal year ending December 31, 2026;

3.	To receive the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2025, together with the notes thereto and the independent auditor’s report thereon; and

4.	To transact such other business as may properly come before the meeting.

The Board of Directors unanimously recommends that shareholders vote “for” the above proposals nos. 1 and 2. Item no. 3 does not require a vote of the shareholders. With respect to item no. 4, if you grant a proxy, the person named as proxyholder will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting.

Your vote is important. Whether or not you plan to virtually attend the Annual General Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the Information Circular for the virtual Annual General Meeting. In order to ensure that your shares will be voted in accordance with your wishes and that the presence of a quorum at the 2026 Annual General Meeting may be assured, please promptly complete, sign, date and promptly submit your proxy card which will be available by requesting a paper copy of the proxy materials as provided in the instructions set forth on the Notice of Annual General Meeting and Online Availability of Proxy Materials. The proxy card must be properly dated, signed and submitted in order to be counted. You can submit your proxy to vote your shares via the Internet, by telephone, via a mobile device or by mail as provided in the instructions set forth on the Notice of Annual General Meeting and Online Availability of Proxy Materials or proxy card. If you decide to attend the meeting, you will be able to revoke your proxy and vote at the meeting. Any signed proxy submitted and not completed will be voted by management in favor of all proposals presented in the Information Circular.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2026 ANNUAL GENERAL MEETING TO BE HELD ON AUGUST 4, 2026. The Company’s proxy materials for the 2026 Annual General Meeting, including the Information Circular and 2025 Annual Report on Form 20-F, are available to view and download at https://www.cstproxy.com/igi/2026.

Sincerely,

/s/ Wasef Jabsheh
WASEF JABSHEH
Chairman of the Board of Directors

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING AND INFORMATION CIRCULAR

i

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

Notice of Annual General Meeting of Shareholders

To our shareholders:

Notice is hereby given that the 2026 Annual General Meeting of shareholders of International General Insurance Holdings Ltd. will be held virtually on Tuesday, August 4, 2026. The following are details for the meeting:

Time and Date	Tuesday, August 4, 2026 9:00 a.m. Eastern Daylight Time

Place

Virtual meeting only

You may attend the Annual General Meeting and vote your shares electronically during the meeting via live audio webcast by visiting https://www.cstproxy.com/igi/2026. You will need the control number that is printed on your Notice of Annual General Meeting and Online Availability of Proxy Materials (“Proxy Materials Notice”) or your proxy card to enter the Annual General Meeting.

Items of Business	(1)	To elect one Class III director to IGI’s Board of Directors for a term of three years.

	(2)	To approve the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as our independent auditor for the fiscal year ending December 31, 2026 and the authorization for our Board of Directors, acting through our audit and risk committee, to fix the remuneration of our independent auditor for the fiscal year ending December 31, 2026.

	(3)	To receive the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2025, together with the notes thereto and the independent auditor’s report thereon.

	(4)	To transact such other business as may properly come before the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the Annual General Meeting at the time and on the date specified above or at any time and date to which the Annual General Meeting may be properly adjourned or postponed.

Record Date	The record date for the Annual General Meeting is Wednesday, June 10, 2026. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual General Meeting or any adjournment or postponement of the meeting.

Voting	Your vote is important. Whether or not you plan to virtually attend the Annual General Meeting, we urge you to vote and submit your proxy in advance of the meeting. In order to ensure that your shares will be voted in accordance with your wishes and that the presence of a quorum at the 2026 Annual General Meeting may be assured, please promptly complete, sign, date and promptly submit your proxy card which will be available by requesting a paper copy of the proxy materials as provided in the instructions set forth on the Proxy Materials Notice. The proxy card must be properly dated, signed and submitted in order to be counted. You can submit your proxy to vote your shares via the Internet, by telephone, via a mobile device or by mail as provided in the instructions set forth on the Proxy Materials Notice or proxy card. Following submission of your signed proxy, you may revoke your signed proxy at any time before it is voted by following the procedures specified in the Information Circular.

Further Information	If you have any questions about how to vote or direct a vote in respect of your shares, you may contact our proxy solicitor, Sodali & Co, via phone at 1-800-662-5200 (toll-free within the United States) or at 1-203-658-9400 (outside the United States), or via email at IGIC.info@investor.sodali.com.

By Order of the Board of Directors

/s/ Rawan Alsulaiman
Rawan Alsulaiman
Chief Legal and Compliance Officer

June 25, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2026 ANNUAL GENERAL MEETING TO BE HELD ON AUGUST 4, 2026. The Company’s proxy materials for the 2026 Annual General Meeting, including the Information Circular and 2025 Annual Report on Form 20-F, are available to view and download at https://www.cstproxy.com/igi/2026. A Proxy Materials Notice is being sent to eligible shareholders on or about June 25, 2026.

If you would like to receive a paper copy of these documents, you must request one. There is no charge for such documents to be mailed to you. Please make your request for a paper copy as instructed below on or before July 25, 2026 to facilitate a timely delivery. You may also request that you receive paper copies of all future proxy materials from the Company.

REQUESTING A PAPER COPY OF THE PROXY MATERIALS

By telephone please call 1-888-266-6791, or

By logging on to https://www.cstproxy.com/igi/2026 or

By email at: proxy@continentalstock.com

Please include the company name and your control number in the subject line.

Questions and Answers about the Annual General Meeting

The following are some questions that you, as a shareholder of International General Insurance Holdings Ltd. (“IGI,” “we” or the “Company”), may have regarding the matters being considered at IGI’s 2026 Annual General Meeting and brief answers to those questions. You are urged to carefully read this Information Circular in its entirety.

Q:	Who is soliciting my vote?

A:	The board of directors of IGI (the “Board”) is soliciting proxies to vote common shares, par value $0.01 per share (the “Common Shares”), at IGI’s Annual General Meeting of shareholders, which will take place on Tuesday, August 4, 2026. In connection with this solicitation, we distributed a Proxy Materials Notice to registered holders of our Common Shares on or about June 25, 2026. You may access the materials online by following the instructions in the Proxy Materials Notice.

Q:	What items of business will be voted on at the Annual General Meeting?

A:	The items of business scheduled to be voted on at the Annual General Meeting are:

●	The election of one Class III director to IGI’s Board for a term of three years;

●	The approval of the re-appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending December 31, 2026 and authorization for our Board to fix the independent auditor’s remuneration; and

●	Such other business as may properly come before the meeting.

The audited financial statements of the Company for the fiscal year ended December 31, 2025 will be presented to the Annual General Meeting but do not require a vote. Any other business as may properly come before the meeting will be voted on in person or by proxy at the meeting.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the first two proposals listed above.

Q:	What shares can I vote?

A:	Each of IGI’s Common Shares issued and outstanding as of the close of business on June 10, 2026 (the “Record Date”) for the Annual General Meeting is entitled to be voted on all items being voted upon at the Annual General Meeting. The record date for the Annual General Meeting is the date used to determine both the number of IGI’s Common Shares that are entitled to be voted at the Annual General Meeting and the identity of the shareholders of record and beneficial owners of those Common Shares who are entitled to vote those shares at the Annual General Meeting. On the Record Date for the Annual General Meeting, we had 42,654,198 Common Shares issued and outstanding. This number includes both (1) shares issued and outstanding as well as (2) restricted shares which have not yet vested but whose holders are entitled to vote with respect to such restricted shares.

You may vote all shares owned by you as of the Record Date for the Annual General Meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Voting procedures vary between record holders of shares and beneficial owners of shares.

Shareholder of Record

If your shares are registered directly in your name with IGI’s transfer agent, Continental, you are considered, with respect to those shares, the shareholder of record, and a Proxy Materials Notice is being sent directly to you by IGI. As the shareholder of record, you have the right to grant your voting proxy directly to IGI management or to vote in person at the meeting. A proxy card will be available for your use by requesting a copy of proxy materials.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and a Proxy Materials Notice is being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the Annual General Meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares at the virtual meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the Annual General Meeting?

A:	You are entitled to attend the virtual Annual General Meeting only if you were an IGI shareholder as of the close of business on June 10, 2026 or you hold a valid proxy for the Annual General Meeting. The Annual General Meeting will be held on Tuesday, August 4, 2026 at 9:00 a.m. Eastern Daylight Time, in a virtual meeting format only via the Internet, with no physical in-person meeting. You will be able to attend and participate in the virtual Annual General Meeting online by entering the unique control number found on your Proxy Materials Notice or your proxy card at the meeting center at https://www.cstproxy.com/igi/2026, where you will be able to listen to the Annual General Meeting live and vote. Information on how to vote virtually and enter your control number found on your Proxy Materials Notice or your proxy card at the Annual General Meeting is discussed below.

Q:	How can I submit questions for the Annual General Meeting?

A:	Shareholders may submit questions until 9:00 p.m. Eastern Daylight Time on August 3, 2026 by emailing Robin.Sidders@iginsure.com. Questions pertinent to meeting matters and that are submitted in accordance with our Rules of Conduct for the Annual General Meeting (available on our website at www.iginsure.com) will be answered after the meeting and posted to our website at www.iginsure.com. Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once. In order to promote fairness, efficient use of time and in order to ensure all shareholders are responded to, we will respond to up to two questions from a single shareholder.

Q:	What if during the check-in time or during the Annual General Meeting I have technical difficulties or trouble accessing the virtual meeting website?

A:	Beginning 60 minutes prior to the start of and during the virtual Annual General Meeting, we will have technicians ready to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number provided in our Rules of Conduct for the Annual General Meeting (available on our website at www.iginsure.com).

Q:	How can I vote my shares?

A:	You may either vote “For” the nominee to the Board in Proposal No. 1 or you may “Withhold” your vote for the nominee. For Proposal No. 2 you may vote “For” or “Against” or abstain from voting.

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record as of June 10, 2026, you may vote at the Annual General Meeting by proxy using your proxy card, over the telephone, through the Internet or via a mobile device. Whether or not you plan to attend the virtual Annual General Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

To vote using the proxy card, simply complete, sign and date the proxy card and submit it promptly in accordance with the instructions therein. If you submit your signed proxy card to us before the Annual General Meeting, we will vote your shares as you direct. Your proxy card must be received by 5:00 p.m., Eastern Daylight Time on August 3, 2026.

To vote over the telephone, please dial +1 866-894-0536 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from your Proxy Materials Notice or your proxy card. Your telephone vote must be received by 11:59 p.m., Eastern Daylight Time on August 3, 2026 to be counted.

To vote through the Internet during the virtual Annual General Meeting, please visit https://www.cstproxy.com/igi/2026 and have available the control number included on your Proxy Materials Notice or your proxy card.

To vote through the Internet before the Annual General Meeting, go to https://www.cstproxy.com/igi/2026 to complete an electronic proxy card. You will be asked to provide the control number from your Proxy Materials Notice or your proxy card. Your internet vote must be received by 11:59 p.m., Eastern Daylight Time on August 3, 2026 to be counted.

To vote via a mobile device, on your smartphone/tablet, open the QR Reader and scan the image in the Proxy Materials Notice or the proxy card. Once the voting site is displayed, enter the 12-digit control number included on your Proxy Materials Notice or your proxy card and vote your shares. Your mobile vote must be received by 11:59 p.m., Eastern Daylight Time on August 3, 2026 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received the Proxy Materials Notice from that organization rather than from IGI. Simply follow the instructions in the Proxy Materials Notice to ensure that your vote is counted. Alternatively, you may vote by telephone as instructed by your broker or bank.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the Annual General Meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) by providing a written notice of revocation to IGI’s Chief Legal and Compliance Officer by mail, which must be received by 11:59 p.m. Eastern Daylight Time on August 3, 2026 prior to your shares being voted in accordance with the earlier proxy, or by attending the Annual General Meeting and voting. Virtual attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within IGI or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to IGI management.

Q:	How many shares must be present or represented to conduct business at the Annual General Meeting?

A:	A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if two or more shareholders holding at least a majority of the voting power of the issued and outstanding shares entitled to vote are present at the meeting in person or represented by proxy. On the record date, there were 42,654,198 Common Shares issued and outstanding and entitled to vote. Thus, Common Shares representing 21,327,100 votes must be present in person or represented by proxy at the meeting to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

Q:	How are votes counted?

A:	For Proposal No. 1, you may either vote “FOR” the nominee to the Board or you may “WITHHOLD” your vote for the nominee. For Proposal No. 2, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” your abstention is not considered a vote for the purposes of the proposals and therefore has no effect on the adoption of any of the proposals.

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (“FOR” all of IGI’s nominees to the Board, “FOR” the re-appointment of our independent auditor and authorization for the Board to fix their remuneration, and in the discretion of the proxyholders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	Proposal No. 1 requires a plurality of votes cast, meaning the nominee receiving the highest number of “FOR” votes will be elected. Proposal No. 2 requires the affirmative “FOR” vote of a majority of votes cast.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. IGI does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the Annual General Meeting, each Common Share issued and outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the Annual General Meeting?

A:	Other than the items of business described in this Information Circular, we are not aware of any business to be acted upon at the Annual General Meeting. If you grant a proxy, the person named as proxyholder, Wasef Jabsheh, or failing him, Walid Jabsheh, or failing him, Pervez Rizvi, each with the power to appoint his substitute, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board pursuant to the Amended and Restated Bye-laws.

Q:	Why did I receive a Proxy Materials Notice in the mail regarding notice of the Annual General Meeting and the Internet availability of proxy materials instead of a full set of proxy materials?

A:	As permitted under Bermuda law and our Amended and Restated Bye-laws, we are able to provide information to our shareholders by publication of an electronic record of such information on our website so long as the notice requirements in Bye-law 23 are met. We have provided notice to our shareholders of the Annual General Meeting and the availability of such related information by mailing them the Proxy Materials Notice. This saves time and costs to the Company and is in line with our environmental commitments to reduce wastage.

If you would like to receive a paper copy of the proxy materials, you must request one. There is no charge for such documents to be mailed to you. Please make your request for a paper copy as instructed below on or before July 25, 2026 to facilitate a timely delivery. You may also request that you receive paper copies of all future proxy materials from the Company.

By telephone please call 1-888-266-6791, or

By logging on to https://www.cstproxy.com/igi/2026 or

By email at: proxy@continentalstock.com

Please include the company name and your control number in the subject line. The Company shall provide paper copies of the requested documents to you within seven days of receipt of your request.

Q:	Who will bear the cost of soliciting votes for the Annual General Meeting?

A:	IGI is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing the Proxy Materials Notice and soliciting votes. We have engaged Sodali & Co LLC (“Sodali”) to assist in the solicitation of proxies for the Annual General Meeting. We will pay Sodali a customary fee in respect of the Annual General Meeting.

In addition to the mailing of the Proxy Materials Notice, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the Annual General Meeting?

A:	We intend to publish final voting results in a report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”).

Q:	Where can I find additional information relating to the Annual General Meeting?

A:	Our Rules of Conduct for the Annual General Meeting are available on our website at www.iginsure.com.

Q:	Who should I contact if I have any questions about the proxy materials or voting?

A:	If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this Information Circular or the enclosed proxy card, you should contact Sodali, the proxy solicitation agent for IGI, at 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902. You may call Sodali at 1-800-662-5200 (toll-free within the United States) or at 1-203-658-9400 (outside the United States) or email Sodali at: IGIC.info@investor.sodali.com.

Information Concerning Solicitation and Voting

General

IGI’s Board is soliciting proxies for use at the Company’s Annual General Meeting of shareholders (the “Shareholders”) to be held virtually via live webcast on August 4, 2026, at 9:00 a.m. Eastern Daylight Time or at any adjournment or postponement thereof (the “Annual General Meeting”), for the purposes set forth herein and in the accompanying Notice of Meeting.

Voting Rights and Outstanding Shares

On June 10, 2026 (the “Record Date”), the Company had issued and outstanding 42,654,198 Common Shares. Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Two or more persons present at the start of the virtual Annual General Meeting and representing in person or by proxy in excess of 50% of the total voting rights of all issued and outstanding shares of the Company shall form a quorum for the transaction of business at the 2026 Annual General Meeting.

The Common Shares represented by proxy will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Annual General Meeting or any adjournment or postponement thereof. Any signed proxies submitted without instructions will be voted “FOR” the proposals set forth on the Notice of Meeting.

Methods of Voting

The procedures for voting differ depending on whether or not you are a shareholder of record or a beneficial owner of the shares.

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record as of June 10, 2026, you may vote by proxy online, over the telephone, through the Internet or via a mobile device. Whether or not you plan to attend the virtual Annual General Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

In order to vote using the proxy card, simply complete, sign and date the proxy card which will be available by requesting a paper copy of the proxy materials as provided in the instructions set forth on the Proxy Materials Notice and submit the proxy card promptly in accordance with the instructions therein. If you submit your signed proxy card to us before the Annual General Meeting, we will vote your shares as you direct. Your proxy card must be received by 5:00 p.m., Eastern Daylight Time on August 3, 2026.

To vote over the telephone, please dial +1 866-894-0536 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the Proxy Materials Notice or the proxy card. Your telephone vote must be received by 11:59 p.m., Eastern Daylight Time on August 3, 2026 to be counted.

To vote through the Internet during the virtual Annual General Meeting, please visit https://www.cstproxy.com/igi/2026 and have available the control number included in the Proxy Materials Notice or the proxy card.

To vote through the Internet before the Annual General Meeting, go to https://www.cstproxy.com/igi/2026 to complete an electronic proxy card. You will be asked to provide the control number from the Proxy Materials Notice or the proxy card. Your internet vote must be received by 11:59 p.m., Eastern Daylight Time on August 3, 2026 to be counted.

To vote via a mobile device, on your smartphone/tablet, open the QR Reader and scan the image in the Proxy Materials Notice or the proxy card. Once the voting site is displayed, enter the 12-digit control number included on your Proxy Materials Notice or your proxy card and vote your shares. Your mobile vote must be received by 11:59 p.m., Eastern Daylight Time on August 3, 2026 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the Annual General Meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares at the virtual meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Revocability of Proxies

You may change your vote at any time prior to the vote at the Annual General Meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) by providing a written notice of revocation to IGI’s Chief Legal and Compliance Officer by mail, which must be received by 11:59 p.m. Eastern Daylight Time on August 3, 2026 prior to your shares being voted in accordance with the earlier proxy, or by attending the Annual General Meeting and voting. Virtual attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting.

Solicitation

The cost of preparing and soliciting proxies will be borne by the Company. We have engaged Sodali to assist in the solicitation of proxies for the Annual General Meeting. We will pay Sodali a customary fee in respect of the Annual General Meeting. Solicitation will be made primarily by mail and the Internet, but Shareholders may be solicited by telephone, e-mail, or personal contact.

Electronic Delivery

For Shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of the Proxy Materials Notice by mail, Shareholders can elect to receive an e-mail that will contain the Proxy Materials Notice. Opting to receive your Proxy Materials Notice online will save the Company the cost of producing and mailing the Proxy Materials Notice to your home or business.

2025 Annual Report

IGI’s 2025 Annual Report on Form 20-F (together with the 2025 Annual Report on Form 20-F/A, the “Form 20-F”), which includes the audited consolidated financial statements for the year ended December 31, 2025, together with the notes thereto and the independent auditor’s report thereon, can be accessed by following the instructions in the Proxy Materials Notice that was mailed to shareholders on or about June 25, 2026 and under “SEC Filings” in the “Investors” section of our website at www.iginsure.com. The Form 20-F is subject to review by the staff of the SEC, who may review the Form 20-F and issue comments on the disclosures contained therein. Any comments from the SEC on the Form 20-F from time to time could be material. The Form 20-F is also available at the website of the SEC at www.sec.gov. Shareholders may also request a free copy of our 2025 Annual Report on Form 20-F from:

International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street,
P.O. Box 941428,
Amman 11194, Jordan
Attention: Investor Relations
Telephone: 44 (0) 2072 204937
Email: robin.sidders@iginsure.com

IGI will also furnish any exhibit to the Form 20-F, if specifically requested.

Principal Securityholders

The following table sets forth information regarding beneficial ownership of IGI’s Common Shares based on 42,654,198 Common Shares issued and outstanding as of June 10, 2026, with respect to beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our issued and outstanding Common Shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The information provided in the table is based on information filed with the SEC and information provided to IGI. In accordance with SEC rules, individuals and entities named below are shown as having beneficial ownership over Common Shares they own or have the right to acquire within 60 days, as well as Common Shares for which they have the right to vote or dispose of such Common Shares. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, Common Shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of Common Shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons.

Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all Common Shares that they beneficially own. The Common Shares owned by the persons named below have the same voting rights as the Common Shares owned by our other shareholders. We believe that, as of June 10, 2026, our Common Shares are owned by 240 record holders.

Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Issued and Outstanding Common Shares(1)
Directors and Executive Officers
Wasef Salim Jabsheh(2)	14,556,131	34.1%
Walid Wasef Jabsheh(3)	660,984	1.5%
Hatem Wasef Jabsheh(4)	449,857	1.1%
Pervez Rizvi(5)	137,962	*
Andreas Loucaides(6)	37,888	*
Christopher Jarvis(7)	44,824	*
Michael T. Gray(8)	2,713,503	6.4%
Andrew J. Poole(9)	648,592	1.5%
Thomas A. Collett(10)	19,603	*
David King	--	*
Wanda Mwaura	--	*
All directors and executive officers as a group (eleven individuals)	19,269,344	45.2%
Five Percent or Greater Shareholders
Oman International Development & Investment Company SAOG(11)	9,575,138	22.4%
Royce & Associates, LP(12)	3,151,198	7.4%

*	Less than 1%

(1)	Based on 42,654,198 common shares of the Company issued and outstanding as of June 10, 2026.

(2)	Wasef Salim Jabsheh’s beneficial ownership of 14,556,131 common shares include 107,872 restricted shares for which he has the sole right to vote, of which 60,974 vest on January 2, 2027, 31,064 vest on January 2, 2028, and 15,834 vest on January 2, 2029. Wasef Jabsheh’s ownership does not include 1,461,816 common shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Of the 14,556,131 common shares beneficially owned by Wasef Jabsheh, 240,550 common shares are directly owned by Mr. Jabsheh and 14,315,581 common shares are owned by W. Jabsheh Investment Company Ltd., for which Wasef Jabsheh is the sole director and officer. Mr. Jabsheh is the Executive Chairman of the Company’s board of directors.

(3)	Walid Wasef Jabsheh’s ownership includes 578,529 common shares owned directly and 82,455 common shares owned by his wife Zeina Salem Al Lozi, for which common shares he disclaims beneficial ownership. His shares also included 93,334 restricted shares for which he has the right to vote, of which 53,333 vest on January 2, 2027, 26,667 vest on January 2, 2028, and 13,334 vest on January 2, 2029. His shares also include 388 common shares purchased pursuant to the U.K. Employee Stock Purchase Plan, of which 289 have vested, 25 vest on July 3, 2026, 26 vest on October 6, 2026, 24 vest on January 7, 2027 and 24 vest on April 9, 2027. Mr. Jabsheh’s ownership does not include 800,832 common shares beneficially owned by his brothers or 14,556,131 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the President and Chief Executive Officer of the Company and is the son of Wasef Jabsheh and brother of Hatem Jabsheh.

(4)	Hatem Wasef Jabsheh’s ownership includes 423,978 common shares owned directly and 25,879 common shares owned by his wife Sarah Ann Bystrzycki, for which common shares he disclaims beneficial ownership. His shares also included 48,334 restricted shares for which he has the right to vote, of which 27,334 vest on January 2, 2027, 14,000 vest on January 2, 2028, and 7,000 vest on January 2, 2029. Mr. Jabsheh’s ownership does not include 1,011,959 common shares beneficially owned by his brothers or 14,556,131 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the Chief Operating Officer of the Company and is the son of Wasef Jabsheh and brother of Walid Jabsheh.

(5)	Pervez Rizvi’s beneficial ownership of 137,962 common shares include 30,334 restricted shares, of which 17,167 vest on January 2, 2027, 8,833 vest on January 2, 2028, and 4,334 vest on January 2, 2029. His shares also include 462 common shares purchased pursuant to the Global Employee Stock Purchase Plan, of which 360 have vested, 26 vest on July 3, 2026, 27 vest on October 6, 2026, 25 vest on January 7, 2027 and 24 vest on April 9, 2027.

(6)	Andreas Loucaides’s beneficial ownership of 37,888 common shares include 37,500 restricted shares, of which 21,000 vest on January 2, 2027, 11,000 vest on January 2, 2028, and 5,500 vest on January 2, 2029. His shares also include 388 common shares purchased pursuant to the U.K. Employee Stock Purchase Plan, of which 289 have vested, 25 vest on July 3, 2026, 26 vest on October 6, 2026, 24 vest on January 7, 2027 and 24 vest on April 9, 2027.

(7)	Christopher Jarvis’ beneficial ownership of 44,824 common shares include 33,334 restricted shares, of which 18,334 vest on January 2, 2027, 10,000 vest on January 2, 2028, and 5,000 vest on January 2, 2029. His shares also include 388 common shares purchased pursuant to the U.K. Employee Stock Purchase Plan, of which 289 have vested, 25 vest on July 3, 2026, 26 vest on October 6, 2026, 24 vest on January 7, 2027 and 24 vest on April 9, 2027.

(8)	Michael T. Gray’s beneficial ownership of 2,713,503 common shares includes 814,040 common shares owned directly, 1,793,722 common shares owned by the Gray Insurance Company, of which Michael T. Gray is President, and 105,741 common shares owned by his wife Linda Gray, for which shares he disclaims beneficial ownership. Mr. Gray’s ownership does not include 54,264 common shares owned by his adult son Joe Skuba. The business address of each of The Gray Insurance Company and Michael T. Gray is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Gray was previously the Chairman and Chief Executive Officer of Tiberius Acquisition Corp. (“Tiberius”) prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.

(9)	Andrew J. Poole’s beneficial ownership of 648,592 common shares includes 357,017 common shares owned directly, 55,485 common shares owned by his wife Sarah Karp, 230,000 common shares owned by his son Torin Perry Poole, 3,227 common shares owned by his daughter Mila Adeline Poole, and 2,863 common shares owned by his daughter Isla Dae Poole. The business address of Andrew Poole is 2650 Woodley Rd NW Apt 7, Washington, DC 20008. Mr. Poole was previously the Chief Investment Officer of Tiberius prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.

(10)	Thomas A. Collett’s beneficial ownership of 19,603 common shares includes 17,803 common shares owned directly and 1,800 common shares owned by the Johnson Family Trust.

(11)	According to a Schedule 13D/A filed with the SEC on March 2, 2023, Ominvest owned 9,575,138 shares. The business address of Ominvest is Madinat Al Erfaan, Muscat Hills, Block No 9993, Building No. 95, Seventh Floor, Sultanate of Oman.

(12)	According to a Schedule 13F filed with the SEC on February 9, 2025, Royce & Associates, LP beneficially owned 3,151,198 common shares of the Company as of December 31, 2025. Royce & Associates, LP’s shares are beneficially owned by one or more registered investment companies or other managed accounts that are investment management clients of Royce & Associates, LP.

Proposal No. 1
Election of Director

IGI’s Board currently consists of seven directors divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2026 Annual General Meeting, shareholders are being asked to elect one Class III director (Michael Gray), to serve for a three year term until the 2029 Annual General Meeting, or until his successor is elected, or until his office is vacated in accordance with the Amended and Restated Bye-Laws.

Information regarding the business experience of the nominee is provided below.

If you sign your proxy or voting instruction card or otherwise submit a proxy but do not give instructions for the voting of directors, your shares will be voted “FOR” the person recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

The person receiving the highest number of “FOR” votes represented by IGI’s Common Shares, present in person or represented by proxy and entitled to be voted at the Annual General Meeting will be elected.

The nominee was recommended by the Board, and the Board expects that the nominee will be available to serve as director. If for any unforeseen reason the Board’s nominee is not available as a candidate for director, the proxyholder, Wasef Jabsheh, or failing him, Walid Jabsheh, or failing him, Pervez Rizvi, each with the power to appoint his substitute, will vote your proxy for such other candidate as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board pursuant to the Amended and Restated Bye-laws.

Information About the Director Nominee

Class III Director (current term to expire in 2026)

Michael Gray Director since 2020 Age 65 Independent Director	Michael T. Gray has served as an independent non-executive Director since March 17, 2020. Mr. Gray has over 30 years of leadership experience in the insurance industry. He served on the board of Delwinds Insurance Acquisition Corp., a company formed for the purpose of effecting a business combination, which went public in December 2020 and closed its initial business combination with FOXO Technologies Inc. in September 2022. He served as the Executive Chairman and Chief Executive Officer of Tiberius from its inception until the closing of the business combination between IGI and Tiberius in March 2020. He is the principal executive and President of The Gray Insurance Company, a middle-market property and casualty insurance company. Mr. Gray became President of The Gray Insurance Company in 1996. In addition to his role at The Gray Insurance Company, Mr. Gray has served as Chairman of the board of the Louisiana Insurance Guaranty Association since 2008 (director since 1995), director of the American Property Casualty Insurance Association (APCI) since 2019 (and was director of the predecessor organizations American Insurance Association since 2011 and Property Casualty Insurers Association of America since 2010), director of the Tulane University Family Business Center Advisory Council since 2008 and, from 1999 to 2003, served on the board of directors of Argo Group International Holdings (NASDAQ: AGII), a global property and casualty, specialty insurance, and reinsurance products provider. Mr. Gray was the Chairman of the board of Family Security, a personal lines/homeowners insurance company, in which The Gray Insurance Company held an ownership interest from 2013 to 2015. This culminated in the sale of the company, which Mr. Gray led, to United Insurance Holding Corporation (NASDAQ: UIHC). The parent of The Gray Insurance Company, Gray & Company, has acquired or developed several businesses under Mr. Gray’s guidance, including surplus lines insurance and title insurance, casualty and surety insurance, oil production and exploration facilities, technology development and real estate. Mr. Gray holds a B.A. from Southern Methodist University and an MBA from Tulane University. Mr. Gray graduated from the Harvard Business School “Presidents Program in Leadership” in 2020.

Information About DIRECTORS CONTINUING IN OFFICE

Class I Directors (terms expire in 2027)

David King Director since 2020 Age 80 Independent Director	David King has served as an independent non-executive Director since March 17, 2020. Mr. King served as a non-executive Director on the board of our wholly-owned subsidiary, International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Centre (“IGI Dubai”), from November 2012 through 2020. He also served as Non-Executive Chairman and a member of the audit committee of International General Insurance Company (UK) Limited, our wholly-owned subsidiary, until March 17, 2022. He served as non-executive Chairman, Audit Committee member and Nomination and Renumeration Committee member of Stratos Markets Limited until December 2024. Prior to that, from 2014 until October 2023, Mr. King was Non-executive Chairman, Audit Committee member and Nomination and Renumeration Committee member of Forex Capital Markets Ltd. From 2010 to 2012, Mr. King was executive director of Middle East business development at China Construction Bank International. Prior to that, he was the director of finance and administration of the London Metal Exchange between 1987 and 1989, chief executive officer of The London Metal Exchange from 1989 to 2001, managing director and acting Chief Executive of the Dubai Financial Services Authority from 2003 to 2005 and managing director of global banking in the MENA division of HSBC Bank Middle East Limited from 2005 to 2008. David King is a fellow in the Association of Chartered Certified Accountants and holds a Master of Business Administration from Cranfield University.

Thomas Collett Director since 2026 Age 71 Independent Director	Thomas Collett has served as an independent non-executive Director of IGI since March 2026. He has more than 40 years of experience in the reinsurance and insurance industry. Mr. Collett most recently served as a Managing Director at Guy Carpenter from 2017 to 2024, where he built the Dallas office and advised specialty and national carriers on a broad range of reinsurance and strategic initiatives including the launch of two specialty insurance start-up carriers. Prior to Guy Carpenter, Mr. Collett served as Executive Vice President at Willis Re (now Gallagher Re) from 2006 to 2017, where he led the national program practice, focused on specialty carriers. From 2000 to 2006, Mr. Collett served as Executive Vice President at Benfield (now Aon Re), where he was a member of the senior management committee, helped establish and expand the firm’s U.S. platform and managed the Minneapolis branch office. Earlier in his career, Mr. Collett held senior roles at General Reinsurance (Senior Vice President, 1993–2000), Munich American Reinsurance Company (Vice President, 1988–1993), Thomas A. Greene Inc. (now Aon Re) (Vice President, 1986–1988), Frank B. Hall Re International (now Aon Re) (1984–1986) and AIG Life, Accident & Health (1983–1984). Mr. Collett has served on the board of Dallas Specialty Insurance Company and on advisory and educational boards including the Oak Street Funding Advisory Board and the NAMIC Educational Board.

Class II Directors (terms to expire in 2028)

Wanda Mwaura Director since 2020 Age 53 Independent Director	Wanda Mwaura has served as an independent non-executive Director and audit and risk committee chair for IGI since March 17, 2020. Ms. Mwaura has more than 30 years of financial services experience, with extensive reinsurance, accounting and advisory experience. She began her career in the insurance industry at Ernst & Young Ltd. ( “EY”) in 1996, specializing in financial services and reinsurance. Ms. Mwaura was at EY from 1996 through 2013, including serving as a Partner from 2005 to 2013. She later served as the Head of External Reporting and Accounting Policy at PartnerRe, a leading global reinsurer, from October 2013 to February 2017, and as External Reporting Director and Chief Accounting Officer at PartnerRe from February 2017 to July 2019 and, since August 2019, has been the sole proprietor of Consult.bm, a non-executive director and consulting services provider. Ms. Mwaura is an independent non-executive director for a Bermuda regulated bank serving as a member of both the audit committee and the governance & human resources committee of the Board of Directors. She is also an independent non-executive director for a London Stock Exchange listed independent exploration and production company where she serves as a member of the remuneration committee and nomination committee as well as the audit & risk committee chair. She also serves as the Executive Director of the Bermuda Public Accountability Board in Bermuda. Ms. Mwaura holds a Bachelor of Commerce (Co-op) degree from Dalhousie University and is a Chartered Professional Accountant (CPA) and a member of CPA Bermuda.

Andrew Poole Director since 2020 Age 46 Independent Director	Andrew J. Poole is an independent non-executive Director of the Company and has served on IGI’s Board since March 17, 2020. Mr. Poole previously served as a non-executive Director of FOXO Technologies Inc. from the September 2022 closing of a business combination with Delwinds Insurance Acquisition Corp. (Delwinds), a blank check company which went public in December 2020 with $201.250 million held in trust, until November 2023. He was previously Chairman of the board of directors and Chief Executive Officer of Delwinds. Mr. Poole has over 20 years of diversified investment experience. Mr. Poole was the Chief Investment Officer of Tiberius, a blank check company which went public in March 2018 and which consummated its initial business combination with IGI. Concurrently, from 2015 through December 2022, Mr. Poole was an investment consultant at The Gray Insurance Company. Mr. Poole’s most recent role prior to joining Tiberius and The Gray Insurance Company was as Partner and Portfolio Manager at Scoria Capital Partners, LP, a long/short equity hedge fund, where he managed a portion of the firm’s capital including insurance sector investments from 2013 to 2015. Prior to Scoria, Mr. Poole held various positions at Diamondback Capital Management from 2005 to 2012 (including Portfolio Manager from 2011 onwards) and SAC Capital from 2004 to 2005, both of which are multi-strategy multi-manager cross capital structure long/short hedge funds. Earlier, Mr. Poole started his career at Swiss Re (SIX: SREN) working in facultative property placements in 2003 and was on the Board of Family Security, a personal lines insurance company, from 2013 to 2015 prior to the sale of the company to American Coastal Insurance Corporation (Nasdaq: ACIC) (f/k/a United Insurance Holdings Corporation). Mr. Poole is a graduate of The George Washington University.
Class III Directors (terms expire in 2026)
Wasef Jabsheh Director since 2020 Age 84	Wasef Jabsheh serves as our Executive Chairman of the Board, a position he has held since July 1, 2023. Previously, Wasef Jabsheh served as our Chief Executive Officer between March 17, 2020 and June 30, 2023. Wasef Jabsheh founded IGI in 2001 and served as the Chief Executive Officer and Vice Chairman of IGI Dubai from 2011 until March 17, 2020. Wasef Jabsheh has specialized in marine and energy insurance for more than 50 years in various prominent roles with the Kuwait Insurance Co and with ADNIC (the Abu Dhabi National Insurance Company) from the mid-1970s to the late 1980s. In 1989, Mr. Jabsheh established Middle East Insurance Brokers and two years later founded International Marine & General Insurance Co. He also served as a member of the board of directors of HCC Insurance Holdings Inc. from 1994 until 1997.

Walid Jabsheh Director since 2020 Age 50	Walid Jabsheh has served as our Chief Executive Officer since July 1, 2023 and as our President and a Director since March 17, 2020. Walid Jabsheh joined IGI in 2002 and, prior to his current role at the Company, served as the President of IGI Dubai where he played a pivotal role in the growth and development of IGI Dubai. Walid Jabsheh began his career at Manulife Reinsurance in Toronto, Canada and later joined LDG Reinsurance Corporation, a subsidiary of Houston Casualty Co, in 1998 where he served as Senior Underwriter managing a $30 million book of treaty and facultative business.

Board Structure and Governance

Classification of Directors

Our Board is comprised of seven directors. Our Amended and Restated Bye-laws provide that our Board is divided into three classes designated as Class I, Class II and Class III with as nearly equal a number of directors in each group as possible. At each annual general meeting, members of the class of directors whose term expires at that annual general meeting shall be elected for a three-year term. A director will hold office until the annual general meeting for the year in which his or her term expires, subject to his or her office being vacated in accordance with our Amended and Restated Bye-laws.

Thomas Collett and David King are currently serving as Class I Directors with terms expiring at our 2027 Annual General Meeting, Wanda Mwaura and Andrew Poole are currently serving as Class II Directors with terms expiring at our 2028 Annual General Meeting, and Wasef Jabsheh, Walid Jabsheh and Michael Gray are currently serving as Class III Directors with terms expiring at our 2026 Annual General Meeting. The term of Michael Gray will expire at the 2026 Annual General Meeting and our Board has nominated him for a new 3-year term which will expire at the 2029 Annual General Meeting. In accordance with Bermuda law and our Amended and Restated Bye-laws, Wasef Jabsheh and Walid Jabsheh have been re-appointed as Class III Directors with a 3-year term which will expire at the 2029 Annual General Meeting.

The directors are elected with a plurality of the votes cast by the shareholders and there is no cumulative voting for elections of directors, provided that (1) Wasef Jabsheh (or upon his death or incapacitation, W. Jabsheh Investment Company Ltd.) (“Jabsheh”), is entitled to appoint and classify two directors (each a “Jabsheh Director”) for so long as (a) Jabsheh, members of Wasef Jabsheh’s immediate family and/or his natural lineal descendants or a trust or other similar entity established for the exclusive benefit of Wasef Jabsheh and his immediate family and natural lineal descendants (the “Jabsheh Family”) and/or their affiliates own at least 10% of our issued and outstanding common shares and (b) Jabsheh is a shareholder of the Company, (2) Jabsheh is entitled to appoint and classify one director (a “Jabsheh Director”) for so long as (a) Jabsheh, the Jabsheh Family and/or their affiliates own at least 5% (but less than 10%) of our issued and outstanding common shares and (b) Jabsheh is a shareholder of the Company and (3) the remaining directors are elected by the shareholders. The current Jabsheh Directors are Wasef Jabsheh and Walid Jabsheh.

Board Independence

As a foreign private issuer, we are not required to have a majority of independent directors. However, five out of seven members of our Board — Thomas Collett, Michael Gray, David King, Wanda Mwaura and Andrew Poole — are “independent” directors under Nasdaq rules.

Committees of the Board of Directors

Our Board has established three standing committees: the audit and risk committee, the compensation committee and the nominating/governance committee. The membership of each of the committees as of the date hereof, and the number of meetings of each committee held during 2025, are as follows:

Name of Director	Audit	Nominating/ Governance	Compensation
Non-Employee Directors:
Thomas Collett			X
Michael T. Gray		X
David King	X	X*
Wanda Mwaura	X*
Andrew J. Poole	X		X*

Employee Directors:
Wasef Salim Jabsheh
Walid Wasef Jabsheh		X	X
Number of Meetings in 2025	6	4	5

X = Committee Member

* = Committee Chair

Audit and Risk Committee

The members of IGI’s audit and risk committee are David King, Wanda Mwaura and Andrew Poole. Wanda Mwaura is the chair of the audit and risk committee. The audit and risk committee must be composed exclusively of “independent directors,” as defined by the rules and regulations of the SEC. Each of the members of our audit and risk committee is independent under SEC and Nasdaq rules. Wanda Mwaura serves as the audit committee financial expert (within the meaning of SEC regulations). The Company has adopted an audit committee charter which sets forth the requirements for audit and risk committee members and the responsibilities of the audit and risk committee.

The audit and risk committee is responsible for the appointment, compensation, retention and oversight of the auditors, review of the results and scope of the audit and other accounting related services and review of our accounting practices and systems of internal accounting and disclosure controls. The audit and risk committee pre-approves auditing services and permitted non-audit services to be performed for the Company by the independent auditor. The audit and risk committee also reviews the independence and quality control procedures of the auditors and the experience and qualifications of the auditor’s senior personnel that are providing audit services to the Company. The audit and risk committee’s duties include meeting with management and the auditors in connection with the annual audit, overseeing the internal auditor or internal audit function, and reviewing with management the risk assessment and risk management policies of the company and the voluntary earnings press releases.

The audit and risk committee may delegate to the chair of the audit and risk committee, any of the members of the audit and risk committee, or any subcommittee, the responsibility and authority for any particular matter within its powers and authority. However, subcommittees do not have the authority to engage independent legal counsel, accounting experts or other advisors unless expressly granted such authority by the audit and risk committee.

On March 18, 2026, the Board of Directors changed the name of the committee to Audit and Risk Committee to better reflect the nature of its oversight and responsibilities.

Nominating/Governance Committee

As a foreign private issuer, the Company is not required to have a nominating/governance committee or a nominating/governance committee composed entirely of independent directors. However, IGI’s board of directors has a nominating/governance committee with a majority of independent directors. The members of the nominating/governance committee are Walid Jabsheh, Michael Gray and David King. David King is the chair of the nominating/governance committee. The nominating/governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors, advising the board of directors and making recommendations regarding appropriate corporate governance practices, and leading the board of directors in the annual performance evaluation of the board of directors and its committees.

Compensation Committee

As a foreign private issuer, the Company is not required to have a compensation committee or a compensation committee consisting only of independent directors. However, our board of directors has a compensation committee with a majority of independent directors. The members of the Compensation Committee are Walid Jabsheh, Thomas Collett and Andrew Poole. Andrew Poole is the chair of the compensation committee.

The Company has adopted a compensation committee charter which sets forth the requirements for compensation committee members and the responsibilities of the compensation committee. The 2020 Omnibus Incentive Plan of the Company is administered by the full board of directors. The purpose of the compensation committee is to review, evaluate and approve compensation paid to our officers and directors. The compensation committee will review director compensation and make recommendations to the board of directors regarding the form and amount of director compensation. Walid Jabsheh does not participate in compensation committee discussions regarding his own compensation.

Codes of Conduct

The Company has adopted a Corporate Code of Business Conduct and Ethics applicable to all of its directors, officers and employees. The Code of Business Conduct and Ethics covers, among other things, conflicts of interest, company books and records, use of company property, payments of gifts, corporate opportunities, compliance, extension of credit to officers and directors, confidentiality and employee relations.

The Company has also adopted a Financial Code of Ethics applicable to the Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President — Finance, Controller and certain other officers performing similar functions. The Financial Code of Ethics provides that each officer must act ethically with honesty and integrity (including ethical handling of conflicts of interest), provide full and accurate disclosure in SEC filings and public communications, comply with applicable laws and regulations, act in good faith, responsibly, with due care, competence and diligence, promote honest and ethical behavior by others, respect the confidentiality of information acquired in the course of employment, responsibly use and maintain all assets and resources employed or entrusted to the officer, and promptly internally report violations of this Financial Code to the Chief Legal and Compliance Officer and in the case of the Executive Chairman, President and CEO, and CFO, to the Board of Directors and/or Audit and Risk Committee of the Board of Directors.

Approval of Certain Transactions

Our Amended and Restated Bye-laws provide that the Company shall not take any of the following actions without the approval of a majority of the board of directors, such majority to include the affirmative vote of each Jabsheh Director:

●	sell or dispose of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis;

●	enter into any transaction in which one or more third parties acquire or acquires 25% or more of the Company’s common shares;

●	enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);

●	alter the size of the board of directors;

●	incur debt in an amount of $50 million (or other equivalent currency) or more; and

●	issue common shares (or securities convertible into common shares) in an amount equal to or greater than 10% of the then issued and outstanding common shares of the Company.

Board Leadership

Wasef Jabsheh serves as the Executive Chairman of the Board and Walid Jabsheh serves as the President and Chief Executive Officer. Wasef Jabsheh previously served as the Chairman of the Board and Chief Executive Officer. On June 30, 2023, Wasef Jabsheh resigned from the position of Chief Executive Officer and on July 1, 2023, he was appointed Executive Chairman of the Board, while Walid Jabsheh was appointed President and Chief Executive Officer.

We believe that having Wasef Jabsheh act as our Executive Chairman and Walid Jabsheh act as President and Chief Executive Officer is most appropriate at this time for us because it provides us with consistent and efficient leadership, both with respect to our operations and the leadership of the Board. In particular, having Wasef Jabsheh act as our Executive Chairman and Walid Jabsheh act as President and Chief Executive Officer increases the effectiveness of our Board’s deliberations and the Company’s day-to-day operations, and ensures the consistent implementation of our strategies.

We believe that the separation of the roles of Executive Chairman and Chief Executive Officer, together with the significant responsibilities of the Board’s independent directors, provides an appropriate balance between leadership and independent oversight.

Vote Required

Approval of the election of Michael Gray as a Class III director requires an affirmative vote but does not require a majority of the votes cast at the Annual General Meeting. Votes that are “withheld” are not counted as votes cast for the purposes of the election of director.

Our Board unanimously recommends a vote FOR the approval of the election of Michael Gray as a Class III director as set forth in Proposal No. 1.

Proposal No. 2
Approval of the Re-appointment of Ernst & Young LLP

TO ACT AS OUR INDEPENDENT AUDITOR FOR THE
FISCAL YEAR ENDING DECEMBER 31, 2026

At the Annual General Meeting, shareholders will be asked to approve the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2026 and the authorization for the Board, acting through our audit and risk committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2026.

Ernst & Young LLP has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company or its consolidated subsidiaries during the past three fiscal years other than in its capacity as the Company’s independent auditor.

Principal Auditor Fees

Our principal accountant since October 28, 2019, the date of our incorporation, through December 31, 2025 and as of December 31, 2025 is Ernst & Young LLP. The following table shows the fees IGI and our subsidiaries paid or accrued for audit and other services provided by Ernst & Young LLP for 2024 and 2025.

Fees (in thousands of U.S. dollars)	2024	2025
Audit Fees	$3,131	$2,965
Tax Fees	13	13
All Other Fees	92	92
Total	$3,236	$3,070

Audit Fees consisted of fees for the audit of the consolidated financial statements and assistance with and review of documents filed with the SEC, in addition to the audit fees of the Company’s subsidiaries. Tax Fees for the fiscal year ended December 31, 2025 and 2024 relate to corporate tax compliance services for two of the Company’s subsidiaries. All Other Fees relate to permitted advisory services, which relate to review of loss reserves engagement and statutory returns for two of the Company’s subsidiaries.

Our audit and risk committee pre-approves auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to certain de minimis exceptions provided by law or regulation). There were no services approved by the audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Each of the services described above was approved by the audit and risk committee. There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Vote Required

Adoption of Proposal No. 2 requires the affirmative vote of a majority of the votes cast at the Annual General Meeting.

Our Board unanimously recommends a vote FOR the approval of the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2026 and the authorization for our Board, acting through our audit and risk committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2026 as set forth in Proposal No. 2.

Proposal No. 3
Presentation of IGI’s Financial Statements

You can find the Company’s audited financial statements for the year ended December 31, 2025, together with the notes thereto and the independent auditor’s report thereon (the “2025 Financial Statements”), by following the instructions in the Proxy Materials Notice that was mailed to shareholders on or about June 25, 2026 and under “SEC Filings” in the “Investors” section of our website at www.iginsure.com.

Nomination of Directors

The directors are elected by the shareholders, except in the case of a casual vacancy, at an annual general meeting or at any special general meeting called for that purpose, subject to the following provisions:

(a)	Wasef Jabsheh (or upon his death or incapacitation, W. Jabsheh Investment Company Ltd.) (“Jabsheh”) is entitled to appoint and classify two directors (each a “Jabsheh Director”) for so long as (1) Jabsheh, members of Wasef Jabsheh’s immediate family and/or his natural lineal descendants or a trust or other similar entity established for the exclusive benefit of Wasef Jabsheh and his immediate family and natural lineal descendants (the “Jabsheh Family”) and/or their affiliates own at least 10% of our issued and outstanding common shares and (2) Jabsheh is a shareholder of the Company,

(b)	Jabsheh is entitled to appoint and classify one director (a “Jabsheh Director”) for so long as (a) Jabsheh, the Jabsheh Family and/or their affiliates own at least 5% (but less than 10%) of our issued and outstanding common shares and (b) Jabsheh is a shareholder of the Company, and

(c)	all directors, except any Jabsheh Directors, shall be elected by the shareholders in accordance with Bye-law 36.

Only persons who are proposed or nominated in accordance with the Amended and Restated Bye-laws shall be eligible for election as directors pursuant to Bye-law 36.1(c). Any Eligible Member (as defined below) or the Board may propose any person for election as a director pursuant to Bye-law 36.1(c). Where any person, other than a director retiring at the meeting or a person proposed for re-election or election as a director by the Board, is to be proposed for election as a director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a director. Where a director is to be elected pursuant to Bye-law 36.1(c):

(a)	at an annual general meeting, such notice must be given not less than ninety (90) days nor more than one hundred and twenty (120) days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is not thirty (30) days before or after such anniversary, the notice must be given not later than ten (10) days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made; and

(b)	at a special general meeting, such notice must be given not later than ten (10) days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.

Where persons are validly proposed for re-election or election as a director pursuant to Bye-law 36.1(c), the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such directors.

To be in proper written form, a shareholder’s notice to the Company proposing any person for election as a director pursuant to Bye-law 36.3, must set forth (a) as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residential address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of the Company which are owned beneficially or of record by the person, (iv) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Company including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Company and (v) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to applicable laws or regulations or that the Company may reasonably request in order to determine the eligibility of the person to be a director (including, without limitation, pursuant to Section 14 of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); and (b) as to the shareholder giving the notice (i) the name and record address of the shareholder and of the beneficial owner, if any, on whose behalf the nomination is proposed, (ii) the class or series and number of shares of the Company which are owned beneficially or of record by such shareholder and such beneficial owner (including any shares as to which such shareholder or such beneficial owner has a right to acquire ownership at any time in the future), (iii) a description of all derivatives, swaps or other transactions or series of transactions engaged in, directly or indirectly, by such shareholder or such beneficial owner, the purpose or effect of which is give such shareholder or such beneficial owner economic risk similar to ownership of shares of the Company, (iv) a description of all agreements, arrangements, understandings or relationships engaged in, directly or indirectly, by such shareholder or such beneficial owner (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares), the purpose or effect of which is to mitigate loss to, reduce the economic risk of any shares or any class or series of shares of the Company, manage the risk of share price changes for, or increase or decrease the voting power of, such shareholder or beneficial owner, or which provides, directly or indirectly, such shareholder or beneficial owner with the opportunity to profit from any decease in the price or value of the shares or any class or series of shares of the Company, (v) a description of all agreements, arrangements, understandings or relationships between such shareholder or such beneficial owner or any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposed nomination by such shareholder and any material relationship between such shareholder or such beneficial owner or any of their respective affiliates or associates and the person proposed to be nominated for election, (vi) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the persons named, in its notice, and (vii) such other information relating to the proposed nomination as the Company may reasonably require. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

An “Eligible Member” is any shareholder holding not less than 5% of the issued and outstanding share capital of the Company who has held such amount for at least three years following the date of adoption of the Amended and Restated Bye-laws.

Other Matters

Our Board is currently unaware of any other matters to come before the Annual General Meeting other than as set forth in the accompanying Notice of Annual General Meeting and as more specifically described in this Information Circular. Each Common Share represented by a properly executed proxy which is submitted and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the Annual General Meeting.

2026

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet or Telephone – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

(the "Company")

Your Internet, Phone or Mobile vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail. Votes submitted electronically over the Internet, Phone or Mobile Device must be received by 11:59 p.m., Eastern Daylight Time, on August 3, 2026. If you return your signed proxy card to us before the Annual General Meeting, we will vote your shares as you direct.

INTERNET/MOBILE –
www.cstproxyvote.com
Use the Internet to vote your proxy. Go to **https://www.cstproxy.com/igi/2026**. Follow the prompts to vote your shares. You will be asked to provide your 12-digit control number.

VOTE AT THE MEETING –
If you plan to attend the virtual annual general meeting, you will need your 12-digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit: **https://www.cstproxy.com/igi/2026.**

MOBILE VOTING –
On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

PHONE –
1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

MAIL –
Mark, sign and date your proxy card and return it by 5:00 p.m., Eastern Daylight Time on August 3, 2026.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY OR BY PHONE.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEE LISTED IN PROPOSAL 1 AND "FOR" PROPOSAL 2.

Please mark your votes like this **X**

1. Election of one Class III Director

	FOR the Nominee listed to the left	**WITHHOLD AUTHORITY** to vote (except as marked to the contrary for the Nominee listed to the left)
(1) Michael Gray	☐	☐

FOR	AGAINST	ABSTAIN
☐	☐	☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________, **2026.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

2026

The Information Circular and the 2025 Annual Report to Shareholders are available at: https://www.cstproxy.com/igi/2026

REQUESTING A PAPER COPY OF THE PROXY MATERIALS

By telephone please call 1-888-266-6791, or

By email at: proxy@continentalstock.com

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

The undersigned appoints Wasef Jabsheh, or failing him, Walid Jabsheh, or failing him, Pervez Rizvi, as my, or our, proxy, each with the power to appoint his substitute, and authorizes each of them, or their substitutes, to represent and to vote, as designated on the reverse hereof and/ or in respect of any other business arising at the 2026 Annual General Meeting (including by motion to amend a resolution or adjourn the Annual General Meeting) all of the Common Shares of International General Insurance Holdings Ltd. held of record by the undersigned at the close of business on June 10, 2026 at the Annual General Meeting of Shareholders of International General Insurance Holdings Ltd. to be held on August 4, 2026, or any postponement or adjournment thereof, as the proxy in his sole discretion deems appropriate.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE NOMINEE TO THE BOARD OF DIRECTORS FOR PROPOSAL 1 AND IN FAVOR OF PROPOSAL 2, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF (INCLUDING FOR THE ELECTION OF A PERSON TO THE BOARD OF DIRECTORS IF ANY NOMINEE NAMED IN PROPOSAL 1 BECOMES UNWILLING OR UNABLE TO SERVE IN WHICH INSTANCE THE BOARD MAY PROPOSE ANOTHER PERSON IN PLACE OF THAT NOMINEE). THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO SUCH TERMS IN THE INFORMATION CIRCULAR.

(Continued, and to be marked, dated and signed, on the other side)